UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

Commission File Number: 001-31940

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
12 Federal Street
One North Shore Center
Pittsburgh, PA 15212

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the plan administrator and plan participants of the F.N.B. Corporation Progress Savings 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2015.

Pittsburgh, Pennsylvania
June 18, 2019

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Cash	$21,095	$93,415
Investments, at fair value:
Common collective trust fund	19,678,185	21,010,434
Mutual fund investments	165,154,715	171,134,269
F.N.B. Corporation common stock	49,480,741	62,183,072
Total	234,313,641	254,327,775
Receivables:
Employer contributions - cash	749,367	442,480
Participant contributions	—	604,655
Notes receivable from participants	8,345,154	8,200,095
Total receivables	9,094,521	9,247,230
Net assets available for benefits	$243,429,257	$263,668,420
See accompanying notes to financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2018 and 2017

	2018	2017
Investment (loss) income:
Dividend and interest income	$15,208,411	$9,895,997
Net (depreciation) appreciation in fair value of investments	(43,664,646)	7,324,540
Net investment (loss) income	(28,456,235)	17,220,537
Contributions:
Participant	19,569,346	17,436,219
Participant rollover	2,094,552	18,176,297
Employer - cash	15,195,248	12,199,418
Total contributions	36,859,146	47,811,934
Deductions:
Distributions to participants or beneficiaries	28,504,433	16,447,049
Administrative expenses	137,641	103,003
Total deductions	28,642,074	16,550,052
Net (decrease) increase	(20,239,163)	48,482,419
Net assets available for benefits:
Beginning of year	263,668,420	215,186,001
End of year	$243,429,257	$263,668,420
See accompanying notes to financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2018 and 2017
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), and eligible affiliates, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In March 2017, the Corporation completed a merger with Yadkin Financial Corporation ("Yadkin"). In connection with the merger, employees who were active participants in the defined contribution plans sponsored by Yadkin were permitted to immediately participate in the Plan. Participants associated with these previously sponsored plans were eligible to complete rollovers of their prior accounts balances into the Plan. Rollovers associated with these participants were approximately $14 million in 2017.
All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.
Contributions
Participants may contribute up to 50% of their pre-tax annual compensation. An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have 3% of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan. The Plan was amended effective January 1, 2018, to allow participants to designate some or all of the participants' elective deferral as Roth elective deferrals.
The Corporation matched 100% of a participant’s elective pre-tax contribution, up to 6% of the participant’s compensation in 2018 and 2017. The Plan also provides for a discretionary performance-based contribution determined annually by the Corporation. The discretionary performance-based contribution to the Plan can be up to 3% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The discretionary performance-based contribution will only be made on behalf of eligible participants who are employed by the Corporation on the last day of the Plan year, or retire during the Plan year and meet various other conditions. Discretionary performance-based contributions amounted to 0.296% of eligible compensation for 2018 or $749,367. The Corporation also made a one-time special discretionary employer contribution of $873,825 to the Plan on behalf of non-highly compensated eligible employees ranging from $175 to $325 per participant in 2018. There were no discretionary performance-based or one-time special discretionary employer contributions in 2017.
Matching contributions and discretionary performance-based contributions are made in the form of either shares of F.N.B Corporation common stock or cash used to acquire shares of F.N.B. Corporation common stock.
T. Rowe Price Trust Company (T. Rowe Price) is the appointed trustee for all Plan assets.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
1. Description of Plan (continued)
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.
Participant Accounts
Each participant’s account is credited with their voluntary contribution and the Corporation’s matching and discretionary performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. The voluntary contribution and employer match is paid biweekly at the end of each payroll period. The discretionary performance-based contributions, if any, are paid within 90 days after the end of the plan year.
Vesting
Participants are immediately vested in their voluntary contribution, Corporation’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the Corporation’s discretionary performance-based and one-time special discretionary employer contributions and actual earnings thereon after three years of service.
Participants also become 100% vested in all discretionary contributions when attaining the age of 65 or in the event of death or permanent disability.
Forfeitures
Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future Corporation contributions. The ending forfeiture balance at December 31, 2018 and 2017 totaled $81,677 and $62,104, respectively. During the plan year, forfeitures of $6,364 and $3,207 were used to reduce Corporation contributions for 2018 and 2017, respectively. Forfeitures of $61,875 were used to reduce administrative expenses for 2018. Forfeitures were not used to reduce administrative expenses for 2017.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
1. Description of Plan (continued)
Payment of Benefits
Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.
The Plan permits withdrawals before separation of service under certain circumstances. Voluntary pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the Internal Revenue Code). Also, after reaching age 59 and 1/2, participants may withdraw all or a portion of a vested account balance.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan Administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%, set at the time of the loan request. The loan rates at December 31, 2018 range from 3.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.
Purchases and sales of securities are recorded on a trade-date basis.
Administrative Expenses
Administrative expense are paid by the Plan, if not paid by the Corporation. Expenses paid by the Corporation generally consist of audit, custody and recordkeeping services. Additionally, in 2017, the Corporation paid certain investment advisory fees of the Plan to an affiliate of the Corporation. Administrative expenses paid by the Corporation on behalf of the Plan totaled $22,000 and $108,000 for plan years 2018 and 2017, respectively.
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Corporation matching contributions are paid and recorded in the same month as participant contributions. Other annual Corporation contributions are generally made within 90 days following the plan year end.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

2. Summary of Significant Accounting Policies (continued)
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
As of December 31, 2018 and December 31, 2017 the Plan had one significant investment, consisting solely of an investment in the Corporation’s common stock further described in Note 5, in the amount of $49,480,741 and $62,183,072, respectively.
New Accounting Standard
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB concepts Statement, Conceptual Framework for Financial Reporting -- Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU No. 2018-13 will have on the Plan's financial statements.
Subsequent Events
In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
3. Fair Value Measurements
The Fair Value Measurement topic of the Financial Accounting Standards Board Accounting Standards Codification (Topic 820) provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
-quoted prices for similar assets or liabilities in active markets;
-quoted prices for identical or similar assets or liabilities in inactive markets;
-inputs other than quoted prices that are observable for the assets or liability;
-inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

3. Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2018 and 2017.
F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.
Mutual funds: Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end, based upon published market quotations on national exchanges.
Common collective trust fund: The common collective trust fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
3. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$49,480,741	—	—	$49,480,741
Mutual fund investments	165,154,715	—	—	165,154,715
Total assets in the fair value hierarchy	214,635,456	—	—	214,635,456
Investments measured at NAV (a)	—	—	—	19,678,185
Investments at fair value	$214,635,456	—	—	$234,313,641
The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2017:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$62,183,072	—	—	$62,183,072
Mutual fund investments	171,134,269	—	—	171,134,269
Total assets in the fair value hierarchy	233,317,341	—	—	233,317,341
Investments measured at NAV (a)	—	—	—	21,010,434
Investments at fair value	$233,317,341	—	—	$254,327,775
(a) Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
3. Fair Value Measurements (continued)
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust fund	$19,678,185	N/A	Daily	12 months
	December 31, 2017
Common collective trust fund	$21,010,434	N/A	Daily	12 months

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated August 17, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.
5. Parties-in-Interest Transactions
Certain plan investments are interests in a common collective trust (Stable Value Common Trust Fund) issued by T. Rowe Price and certain mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to T. Rowe Price for administration services, included in administrative expenses in the accompanying statements of changes in net assets available for benefits, were $52,342 and $100,475 during 2018 and 2017, respectively. Additionally, an affiliate of the Corporation provides certain investment advisory services to the Plan. Fees related to these services, included in administrative expenses in the accompanying statements of changes in net assets available for benefits in 2018, were $82,500. Fees related to these services in 2017 were paid by the Corporation. Additionally, certain administrative functions of the Plan are performed by officers or employees of the Corporation. No such officer or employee receives compensation from the Plan.
One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2018 and 2017, the Plan held an aggregate of 5,028,531 and 4,499,499 shares of F.N.B. Corporation common stock valued at $49,480,741 and $62,183,072, respectively. Dividends received on F.N.B. Corporation common stock were $2,257,283 and $2,055,174 for 2018 and 2017, respectively. During 2018, the Plan purchased 1,783,884 shares of F.N.B. Corporation Stock at an aggregate cost of $19.0 million and sold 1,218,138 shares of F.N.B. common stock for proceeds of $12.3 million. The Plan distributed 36,714 in-kind shares of F.N.B. Corporation stock in 2018. During 2017, the Plan purchased 1,445,022 shares of F.N.B. Corporation Stock at an aggregate cost of $16.1 million and sold 956,099 shares of F.N.B. common stock for proceeds of $9.9 million. The Plan distributed 46,778 in-kind shares of F.N.B. Corporation stock in 2017. Notes receivable from participants are also considered party-in-interest transactions.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406         Plan #002
Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	T. Rowe Price Stable Value Common Trust Fund	Common Collective Trust Fund	**	$19,678,185
	JPMorgan Mid Cap Value Select	Mutual Fund Investments	**	7,157,086
	JPM Small Cap Value Select	Mutual Fund Investments	**	6,263,767
	Lazard International Equity Inst	Mutual Fund Investments	**	10,960,970
	Value Fund	Mutual Fund Investments	**	9,046,668
	Dodge and Cox Income	Mutual Fund Investments	**	14,262,882
	Vanguard Mid Cap Index Inst	Mutual Fund Investments	**	5,168,927
	Vanguard Small Cap Value Ind Adm	Mutual Fund Investments	**	4,084,081
	Vanguard Institutional Index I	Mutual Fund Investments	**	15,907,663
	Massmutual Select Mid Cap Growth I	Mutual Fund Investments	**	5,867,995
	Harbor Capital Appreciation Instl	Mutual Fund Investments	**	12,685,321
	Carillon Eagle Small Cap Growth R5	Mutual Fund Investments	**	5,848,395
	Schwab Total Stock Market Index	Mutual Fund Investments	**	5,185,444
	Nuveen Real Estate Securities I	Mutual Fund Investments	**	2,543,377
*	T. Rowe Price U.S. Treasury Money Fund	Mutual Fund Investments	**	141,424
*	T. Rowe Price Retirement Income Fund	Mutual Fund Investments	**	799,469
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund Investments	**	101,979
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund Investments	**	1,363,631
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund Investments	**	1,844,061
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund Investments	**	7,926,964
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund Investments	**	10,451,915
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund Investments	**	12,038,524
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund Investments	**	7,501,649
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund Investments	**	6,269,835
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund Investments	**	6,074,236
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund Investments	**	3,251,243
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund Investments	**	1,697,455
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund Investments	**	709,754
				165,154,715
*	F.N.B. Corporation Common Stock	Common Stock	**	49,480,741
*	Participant Loans	Interest rates ranging from 3.25% to 6.50% maturing through 2035	$0	8,345,154
				$242,658,795

* Indicates party-in-interest to the Plan.
** Cost omitted for participant-directed investments.

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Baker Tilly Virchow Krause, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 18, 2019	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer